Exhibit 12
COMPUTATION OF RATIO OF INCOME TO COMBINED FIXED CHARGES
SEARS HOLDINGS CORPORATION AND CONSOLIDATED SUBSIDIARIES

	Year Ended
(millions, except ratios)	2012	2011	2010	2009	2008
Fixed Charges
Interest and amortization of debt discount and expense on all indebtedness	$216	$225	$211	$176	$179
Add interest element implicit in rentals	280	285	288	296	296
	496	510	499	472	475
Interest capitalized	1	1	—	—	—
Total fixed charges	$497	$511	$499	$472	$475
Income
Income before income taxes, noncontrolling interest, and extraordinary loss	($1,010)	($1,751)	$166	$391	$415
Deduct undistributed net income of unconsolidated companies	47	27	17	11	11
	(1,057)	(1,778)	149	380	404
Add
Fixed charges (excluding interest capitalized)	496	510	499	472	475
Income before fixed charges and income taxes	($561)	($1,268)	$648	$852	$879
Ratio of income to fixed charges	(1.13)	(2.48)	1.30	1.81	1.85